Filed Pursuant to Rule 433

Dated March 25, 2019

Registration Statement No. 333-222076-02

INTERSTATE POWER AND LIGHT COMPANY

$300,000,000 3.60% Senior Debentures due 2029

Final Term Sheet

Dated March 25, 2019

Issuer:	Interstate Power and Light Company

Security Type:	Senior Debentures

Principal Amount:	$300,000,000

Maturity Date:	April 1, 2029

Coupon:	3.60%

Price to Public:	99.867% of the principal amount

Yield to Maturity:	3.616%

Benchmark Treasury:	2.625% UST due February 15, 2029

Benchmark Treasury Yield:	2.416%

Spread to Benchmark Treasury:	+120 bps

Interest Payment Dates:	April 1 and October 1, commencing on October 1, 2019

Optional Redemption – Reinvestment Rate:	Prior to January 1, 2029, make-whole call at Treasury +20 bps

Optional Redemption at Par:	On or after January 1, 2029

Trade Date:	March 25, 2019

Settlement Date:	April 1, 2019 (T+5)

CUSIP:	461070 AQ7

ISIN:	US461070AQ74

Anticipated Ratings*:	Baal/A- (Moody’s/S&P)

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC

Co-Managers:	KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc. Samuel A. Ramirez & Company, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Debentures will be made against payment therefor on or about April 1, 2019, which will be the fifth business day following the date of pricing of the Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Debentures initially will settle in T+5, purchasers who wish to trade the Debentures on the date of pricing of the Debentures or on the two succeeding business days should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities & Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents by calling Barclays Capital Inc. toll-free at (888) 603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Mizuho Securities USA LLC toll-free at (866) 271-7403.

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